UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 6, 2008
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated August 6, 2008.
     On August 6, 2008, the Audit Committee and management of the Partnership’s general partner, Teekay GP L.L.C., concluded that the Partnership will restate financial results from the second quarter of 2004 through the end of the second quarter of 2008, including preliminary and previously announced results included in this earnings release, to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.
     The restatements will correct the Partnership’s accounting for certain of its interest rate swaps and a profit-sharing swap agreement used in its hedging strategies to manage interest rate and tanker freight rate risks. To date, the Partnership has accounted for the applicable derivatives as hedging instruments in accordance with SFAS 133. The fair values of these derivatives was recorded as derivative assets and liabilities on the Partnership’s consolidated balance sheet, with the fair value changes each quarter recorded in accumulated other comprehensive income (loss). The Partnership recently discovered that since the second quarter of 2004, certain of its derivatives did not qualify for hedge accounting treatment under SFAS 133 because aspects of the Partnership’s hedge documentation did not meet the strict technical requirements of the standard. Accordingly, the Partnership will recognize the changes in the fair value of these derivatives through the statement of income (loss) rather than as a component of accumulated other comprehensive income (loss) on the Partnership’s consolidated balance sheet and statement of changes in Partners’ equity.
     The Partnership believes that the applicable derivative transactions were consistent with its risk management policies and that its overall hedging strategy continues to be sound. The change to the accounting treatment for these transactions will not affect the economics of the derivative transactions nor the Partnership’s cash flows, distributable cash flow, liquidity, or total partners’ equity at June 30, 2008. However, the restatements will result in greater fluctuations in reported net income (loss) for the restated periods and will affect the preliminary financial results announced today for the three- and six-month periods ended June 30, 2008. The Partnership will finalize restatement amounts for the current period and applicable previous periods as soon as practicable and will release restated results and file amendments to its previous filings with the U.S. Securities and Exchange Commission as required. Accordingly, the Partnership’s previously reported financial statements for the periods from 2004 to the first quarter of 2008 should not be relied upon and the financial results included in this earnings release, which do not reflect the accounting adjustments described above, should be considered preliminary. Ernst & Young LLP, the Partnership’s independent registered public accounting firm, will complete its review of the financial statements as at June 30, 2008 and for the three- and six-month periods ended June 30, 2008 and 2007 following the completion of the restatements noted above.
     The Audit Committee of the Partnership’s general partner has discussed the matters related to the restatement with Ernst and Young LLP.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: August 6, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)